Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Results of Conversion Privilege of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 27

TORONTO, May 15, 2019 – Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) today announced that none of its 20 million Non- Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 27 (the “Preferred Shares Series 27”) will be converted on May 27, 2019, being the first business day following the conversion date of May 25, 2019, into Non- Cumulative Floating Rate Class B Preferred Shares, Series 28 of the Bank (the “Preferred Shares Series 28”).

During the conversion period which ran from April 25, 2019 to May 10, 2019, 412,564 Preferred Shares Series 27 were tendered for conversion into Preferred Shares Series 28, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 27 prospectus supplement dated April 16, 2014. As a result, no Preferred Shares Series 28 will be issued on May 27, 2019 and holders of Preferred Shares Series 27 will retain their shares.

The Preferred Shares Series 27 are currently listed on the Toronto Stock Exchange under the symbol BMO.PR.S. As previously announced on April 25, 2019, the dividend rate for the five-year period commencing on May 25, 2019, and ending on May 24, 2024, will be 3.852%.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $807 billion as of January 31, 2019, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com	Twitter: @BMOMedia